Kevin Ercoline

Associate

+1.202.739.5135

kevin.ercoline@morganlewis.com

Via EDGAR Correspondence

October 13, 2020

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Invesco Unit Trusts, Series 2087 (the “Registrant”) File No. 333-248818

Dear Ms. Hahn:

This letter amends comments previously filed on October 9, 2020, which was filed in response to comments given by you on October 8, 2020, with respect to the Registrant’s Registration Statement on Form S-6. Upon purchase of the securities comprising the Portfolio, the Portfolio was not concentrated in communication services issuers like previously anticipated. This was due to security selection and market values on the day of security purchase. Therefore, all references to concentration in the communications services industry has been removed from the Registration Statement. This correspondence is being filed to amend three of our prior responses related to concentration, and to reflect the final deposited Portfolio and the Amendment No. 1 to the Registration Statement filed October 13, 2020, for which we are seeking effectiveness. The three comments and responses below amend and supersede the Comments 9, 11, and 12 previously filed as correspondence on October 9, 2020.

Principal Investment Strategy – Page 2

9.	Comment: Please add a sentence in the Principal Investment Strategy section stating what industries the Registrant is concentrated in as of the Initial Date of Deposit.

Response: According to the deposited initial Portfolio, the Registrant will be concentrated in information technology issuers as of the Initial Date of Deposit. The following sentence has been added to the fifth paragraph of the Principal Investment Strategy:

As of the Initial Date of Deposit, the Portfolio was concentrated in securities issued by companies in the information technology industry.

Principal Risks – Pages 2-3

11.	Comment: Regarding the risk disclosure that the Registrant will be concentrated in securities issued by companies in the information technology sector, please identify what the potential negative developments in the information technology sector are.

Response: The Registrant has edited the concentration risk disclosure as follows:

The Portfolio is concentrated in securities issued by companies in the information technology industry ~~sectors~~. As further discussed in “Risk Factors – Industry Risks,” the information technology industry faces risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. Negative developments in this industry ~~sector~~ will affect the value of your investment more than would be the case for a more diversified investment.

Part 2

12.	Comment: On pages A-4 and A-5, the Registrant discloses Consumer Discretionary and Consumer Staples Issuers, Communication Services Issuers, and Liquidity Risk. Please reconcile these disclosures with those in the Part 1.

Response: Based on the security selection of the deposited initial Portfolio, the Registrant will only be concentrated in the information technology industry. Therefore, the risk disclosure for the consumer discretionary and consumer staples issuers and the communication services issuers has been removed from the Part 2. We have added risk disclosure for those industries to the Part 3.

Regarding liquidity risk disclosure, that disclosure relates more to general market risk, which is reflected in the Part 1, as opposed to the inherent liquidity of any particular security to be held by the Registrant. The Registrant has removed the separate liquidity risk disclosure in the Part 2 and edited the first paragraph of the “Market Risk” disclosure in the Part 2 to read as follows:

Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security of the issuer. The value of a security may also fluctuate if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5135 if you have any questions concerning the foregoing.

Sincerely,

/s/ Kevin Ercoline

Kevin Ercoline, Esq.

cc:	Thomas S. Harman, Esq. Adam Henkel, Esq.